Mail Stop 0306


      January 7, 2005


Neil Ayotte
Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432


Re:	Medtronic, Inc.
      	Amendment No. 1 to Registration Statement on Form S-4
      	   filed December 30, 2004
      	Registration No. 333-121239

Dear Mr. Ayotte:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I, Amendment No. 1

1. We note your response to comment 1. Delivering tender offer materials to DTC is generally not considered to be an adequate means of dissemination. See Section II.C. of Exchange Act Release No. 43069 (July 31, 2000)("Commission Guidance on Mini-Tender Offers and
Limited Partnership Tender Offers"). Please provide us your analysis regarding whether you have satisfied the requirements of Rule 13e-4(e) in light of the delivery requirement in Rule 13e-4(e)(2).
2. We note your response to comment 2 and reissue the comment in part. Rule 13e-4(e)(3) requires you to disseminate notice of a material change to the offer to security holders. Please tell us how you intend to disseminate notice of the changes made to the offer.
3. We note your response to comment 6. Revise the disclosure document to further clarify your duty to update the offer to reflect material changes in the information previously disclosed as set forth in Rule 13e-4(c)(3), (d)(2) and (e)(3). Please note that Schedule TO does not specifically allow you to forward incorporate disclosure from subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule
TO and your obligation to amend the Schedule to reflect a material change in the information previously disclosed. Please revise this section and the introduction to the Schedule TO accordingly. Amendment No. 1 to Registration Statement on Form S-4
Registration Statement Cover Page

4. Please ensure that counsel`s opinion, when filed, addresses the issues indicated in the last sentence of our prior comment 4.
General

5. We see your statement that you "kept the registration statement on
Form S-3 open until two years after the selling securityholders acquired the Old Debentures...," but we do not see that you have removed from registration the Old Debentures or the securities issuable upon conversion thereof by means of a post-effective amendment to that Form S-3 (Registration Statement No. 333-74994). Supplementally tell us your plans with regard to the resale registration statement.
Summary of New Debentures - United States Federal Income Tax Consequences - Page 17

6. We note your cross-reference to the subsection entitled "Tax Treatment of New Debentures" in the "Material United States Federal
Income Tax Considerations" section.  Please refer your investors to
an existing subsection of your tax discussion.
*       *       *       *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354, Abby Adams at
(202) 942-1881, or me at (202) 942-1880 with any questions
regarding
our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Melodie R. Rose, Esq.
	Winthrop B. Conrad, Jr.
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Medtronic, Inc.
      January 7, 2005
Page 1